Exhibit 99.2

Amend Limited Partnership - Proof of Filing

Alberta Amendment Date: 2008/04/01

Service Request Number:	11392052
Registration Number:	LP12511507
Limited Partnership Name:	ENERPLUS EXCHANGEABLE LIMITED PARTNERSHIP
Limited Partnership Status:	Active
Nuans Number:	92666668
Nuans Date:	2008/04/01
Termination Date:	2050/06/21

Note: There is only 1 active General Partner

General Partner

General Partner Status:	Active
General Partner Type:	Legal Entity
Corporate Access Number:	2013912890
Last Name / Legal Entity Name	ENERMARKINC.
Street:	3000, 333 - 7 AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2Z1
General Partner Status:	Inactive
General Partner Type:	Legal Entity
Corporate Access Number:	2012435364
Last Name / Legal Entity Name	FET MANAGEMENT LTD.
Street:	3300, 205 - 5 AVENUE SW
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 2V7

1 of 2

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Certificate of Limited Partnership (AB)	10000405101032103	2006/06/21
Notice to Amend	10000704100386284	2006/07/21
Notice to Amend	10000605101383487	2006/09/01
Notice to Amend	10000006101827533	2006/09/25
Notice to Amend	10000204000163753	2006/10/19
Notice to Amend	10000704000163760	2006/11/22
Notice to Amend	10000805101380015	2006/12/27
Notice to Amend	10000406101829144	2007/01/19
Notice to Amend	10000706101829152	2007/02/27
Notice to Amend	10000206101828895	2007/03/28
Notice to Amend	10000306101827485	2007/05/09
Notice to Amend	10000105101379416	2007/05/29
Notice to Amend	10000405101383817	2007/07/17
Notice to Amend	10000905101379422	2007/07/24
Notice to Amend	10000506101829191	2007/08/24
Notice to Amend	10000906101829467	2007/10/22
Notice to Amend	10000504100411883	2007/12/21
Notice to Amend	10000106101829579	2008/01/30
Notice to Amend	10000907103490181	2008/02/13
Notice to Amend	10000907103491091	2008/02/27
Notice to Amend	10000807103531629	2008/04/01
Notice to Amend	10000407103531626	2008/04/01

Registration Authorized By: ROBERT J. WATERS
                               AGENT OF TRADE NAME/PARTNERSHIP

2 of 2

IN THE MATTER OF
FOCUS LIMITED PARTNERSHIP

AND IN THE MATTER OF SECTION 52(1) AND 70(1) OF
THE PARTNERSHIP ACT (ALBERTA)

NOTICE OF AMENDMENT TO:

CERTIFICATE OF LIMITED PARTNERSHIP

THE UNDERSIGNED hereby give notice pursuant of Section 70(1) of the Partnership Act (Alberta) that the Certificate of Limited Partnership of Focus Limited Partnership registered on June 21, 2006 as Certificate of Limited Partnership No. LP 12511507 (the "Certificate"), as amended, is hereby further amended as follows:

1.        The limited partnership heretofore referred to as Focus Limited Partnership shall forthwith be called and referred to as Enerplus Exchangeable Limited Partnership.

                 Save and except as herein provided, the Certificate and the Partnership Agreement are hereby ratified and confirmed.

                DATED at Calgary, Alberta effective as of the 1st day of April, 2008.

GENERAL PARTNER ENERMARKINC.

Per:
Robert J. Waters Senior Vice President and Chief Financial Officer

LIMITED PARTNERS, by their duly authorized attorney, ENERMARK INC.

Per:
Robert J. Waters Senior Vice President and Chief Financial Officer

IN THE MATTER OF
FOCUS LIMITED PARTNERSHIP

AND IN THE MATTER OF SECTION 52(1) AND 70(1) OF THE
PARTNERSHIP ACT (ALBERTA)

NOTICE OF AMENDMENT TO:

CERTIFICATE OF LIMITED PARTNERSHIP

THE UNDERSIGNED hereby give notice pursuant of Section 70(1) of the Partnership Act (Alberta) that the Certificate of Limited Partnership of Focus Limited Partnership registered on June 21, 2006 as Certificate of Limited Partnership No. LP 12511507 (the "Certificate"), as amended, is hereby further amended as follows:

1.	FET Management Ltd., General Partner of Focus Limited Partnership, amalgamated with EnerMark Inc. and Brigantine Energy Inc. on April 1, 2008 (the "Amalgamation"); and

2.	EnerMark Inc., successor to FET Management Ltd. pursuant to the Amalgamation, shall forthwith be General Partner of Focus Limited Partnership.

                Save and except as herein provided, the Certificate and the Partnership Agreement are hereby ratified and confirmed.

                DATED at Calgary, Alberta effective as of the 1st day of April, 2008.

GENERAL PARTNER ENERMARKINC.

Per:
Robert J. Waters Senior Vice President and Chief Financial Officer

LIMITED PARTNERS, by their duly authorized attorney, ENERMARK INC.

Per:
Robert J. Waters Senior Vice President and Chief Financial Officer